February 20, 2017

Craig Arakawa

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nu Skin Enterprises, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 001-12421

Dear Mr. Arakawa:

In response to the Securities and Exchange Commission staff’s (the “Staff’s”) oral requests on February 15 and 17, 2017, we are providing certain materials on behalf of Nu Skin Enterprises, Inc. (the “Company”).

The Staff requested the following four items:

•                  Materials provided to our Board of Directors regarding the key strategic decisions that our CEO makes;

•                  Capital budget summary;

•                  Quarterly Business Planning reports and presentations; and

•                  Presentation materials for our President of Global Sales and Operations’ weekly management calls with his corporate sales team and the regional presidents.

In response, we are providing the materials described below.  We are providing the materials on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.  Pursuant to that rule, we hereby request that the Staff promptly return all of the materials to the undersigned following the completion of the Staff’s review.

Materials provided to the Board regarding the key strategic decisions that our CEO makes

1)             Management’s latest quarterly report to our Board on February 6, 2017, covering Q4 and year-end 2016.  Included in this section are the following:

a.              An agenda for the meeting, which also includes a list of the Board members and corporate personnel invited to attend.

b.              The report itself, which begins with an index of the eight presentations that were made to the Board for purposes of the report.

Four of the eight presentations were included based on our judgment as to which reports the Staff would be most interested in and to reduce the volume of details provided.  Each of the four presentations is marked with a divider tab to facilitate the review.  The other four presentations (2017 Plan Rollout, Plan Rollout Facts, Key Success Factors and Strategic Development) were omitted because they do not have financial data and operational metrics relevant to determining operating segments.  While we determined that these presentations were not relevant, we will provide them to the Staff upon request.

2)             Materials for the Board’s Annual Strategy Meeting.  The agenda for this meeting is included at the beginning of this section, and it includes notations indicating which presentations are provided in the supplemental materials.  Each of the provided presentations is marked with a divider tab.  For some presentations, we have provided the first 3-5 pages to help the Staff get an indication of what was presented under a given topic but omitted the remaining pages as they do not have financial data or operational metrics relevant to determining operating segments.  While we determined the other pages were not relevant, we will provide them to the Staff upon request.

Note: To facilitate the Staff’s review, we have highlighted any mention of cost of sales, selling expenses, overhead details, and other non-revenue financial information on a local-market basis with tabs.  As indicated in our previous response, this information is used to assess the markets’ efforts to maintain expense levels within budget.  The “MCP” (Market-Controlled Profit) measure is a profitability metric referenced in our previous responses to the Staff, although not stated by name in those responses, as information that includes revenue, cost of sales, selling expenses and overhead detail.  MCP does not include intercompany transfer pricing, intercompany license fees, or any intercompany management/service fees.  Non-controllable selling expenses are fixed at 42% of sales.  Local-market-controlled selling expenses are included at their actual amounts.  Our CODM does not focus on or review MCP because as previously stated, his focus is on revenue at the consolidated, regional and local market levels and profitability at the consolidated level (due to the nature of the majority of expenses controlled by headquarters).  The CFO and President have used MCP in setting budgets and targets to hold the markets accountable for how they would manage local expenses, in accordance with consolidated profitability targets.

Capital budget summary

3)             We are providing the following regarding the capital budget summary:

a.              One-page summary of the 2016 proposed capital budget, as requested.

b.              2017 budget presentation for the January 12, 2017 Board meeting.  This meeting consisted of two portions:

i.      Board meeting: To discuss the operating budget (first six pages of the presentation); and

ii.   Executive Compensation Committee meeting: To discuss targets for bonus purposes (last two pages of the presentation).  We highlight to the Staff that these two pages in the Board meeting materials (marked with tabs), which state MCP for our markets, were separate discussions from the operating budget discussed by the Board.

Quarterly Business Planning reports and presentations

4)             We are providing the materials for the latest Quarterly Business Planning meetings for Q4 2016, which was held January 18-20, 2017 and prepared for the 30+ individuals attending and participating in the three-day meetings.  This section begins with the overall agenda (three pages) and one additional page that lists each of the presentations.  Please note that due to the size of the presentations, we have included just two of the region/market presentations (Greater China region and South Korea) given that the presentations for each region/market are based upon the same template provided by the corporate team and these two presentations are representative of the other presentations.  The other region/market presentations are noted in the index and include our Japan market; Southeast Asia and Pacific region; Americas region; and Europe, Middle East and Africa (EMEA) region.  We also note that certain presentations, such as the Global KPI Review, consist solely of distributor metrics, not financial information.  The presentations included in the supplemental materials are as follows, each of which is marked with a divider tab:

a.              Q4 Financial Review: CFO’s review of consolidated financial information

b.              Greater China (“GC”) Business Review

c.               South Korea (“NSK,” or “Nu Skin Korea”) Business Review

Within the GC and NSK presentations, we have included tabs to indicate where MCP is noted.  As part of the template that all of our markets use for the Quarterly Business Planning presentations, this metric is added to allow the regional teams to report on their efforts toward maintaining expense control for those items they oversee in their respective markets.  As noted above, this MCP view of profitability is not used by the CODM as he uses consolidated profitability for decision making and resource allocation purposes.

Presentation materials for our President of Global Sales and Operations’ weekly management calls with his corporate sales team and the regional presidents

5)             Each of the agendas for the weekly meetings held in January and February (to date) of 2017, along with a sample of presentations at these meetings.  Each meeting is separated by a divider tab.

6)             An additional report titled “November 2016 Accountability Report” is also included.  This is a newly developed report that includes measures of MCP by region.  Our President of Global Sales and Operations began using this monthly report in December 2015.  Prior to December 2015, MCP was used primarily for the setting of performance (bonus) targets for the local markets and regions.

*                                         *                                         *                                         *                                         *

Finally, for the Staff’s convenience, and because many of the enclosed materials include acronyms, following are the meanings of some of the acronyms found in the presentations.  Please note that we have not further described each of these acronyms because these are specific to our sales force and terms that are used within the sales force compensation plan and none of the terms include any type of profit metric.

•                  KPI: Key Performance Indicators (not financial metrics, all sales force indicators)

•                  TOV: Total Order Volume

•                  Actives: Customers

•                  PSV Active: Personal Sales Volume

•                  CNPSV Actives: China Personal Sales Volume

•                  LOI: Letter of Intent (i.e., distributor has signed up)

•                  LTO: Limited-Time Offer

•                  GV: Group Volume

•                  Passed QSRs: Qualifying Sales Reps

If you have any questions or wish to see additional materials, please contact the undersigned at (801) 345-6013.

Sincerely,

/s/ Ritch N. Wood

Ritch N. Wood
Chief Financial Officer
Nu Skin Enterprises, Inc.

cc:                                Nasreen Mohammed, U.S. Securities and Exchange Commission

Brian McAllister, U.S. Securities and Exchange Commission